October 16, 2023

Ms. Tracey Houser and Ms. Jeanne Baker
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:     Chemed Corp.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 27, 2023
File No. 001-08351

Dear Ms. Houser and Ms. Baker:

On behalf of Chemed Corporation (“Chemed” or the “Company”), this letter is sent in response to your office’s comment letter dated October 5, 2023.  For your convenience, our response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Unaudited Consolidating Summaries and Reconciliations of Adjusted EBITDA, page 90

1.
We note that you are excluding licensed healthcare retention bonuses from net income to calculate adjusted EBITDA, adjusted net income and adjusted diluted earnings per share.  We further note you have continued to include this adjustment for the six-months ended June 30, 2023.  Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

The Company acknowledges the Staff’s comment and notes that management carefully considers the guidance contained in the Non-GAAP Financial Measures Compliance & Disclosures Interpretations.  The Answer to Question 100.01 states, “Presenting a non-GAAP performance measure that excludes normal, recurring cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading.”  The Answer to Question 100.01 concludes, “The staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.”

As has been widely reported, the COVID-19 pandemic resulted in a significant exodus of workers from the workplace. This trend acutely affected the healthcare industry in the United States.  A November 2021 article in US News and World Report estimated that approximately 20% of all healthcare workers in the US left the industry during the pandemic.  As a result, VITAS experienced significantly higher turnover in its employee base of licensed healthcare workers and fewer opportunities to hire replacements.  This situation caused significant strain on our remaining licensed healthcare workers.

On July 1, 2022, in response to this extreme, unprecedented disruption caused by the COVID-19 pandemic, VITAS implemented a one-time retention bonus program for its licensed healthcare professionals only.  An eligible employee was required to continue employment for a period of one-year from July 1st to receive the bonus.  Additionally, employees hired between July 1, 2022, and June 30, 2023, were eligible if they continue employment for a one-year period from their date of hire.  The expense related to the one-time retention program was recognized in our GAAP earnings over the four quarterly periods beginning on July 1, 2022, with adjustments made for turnover and new hires during that period.  The amount excluded from adjusted EBITDA, adjusted net income and adjusted earnings per share only relates to the estimated cost of the retention bonus program.  The payroll, fringe benefit and other costs, including on-boarding and training costs, related to eligible healthcare employees were not excluded from these non-GAAP measures for any period presented.

The facts and circumstances related to the retention bonus, along with the amount accrued during the period presented, are disclosed in the Executive Summary section of Management’s Discussion and Analysis of Financial Condition and Results of Operation of our Annual Report on Form 10-K for the year ended December 31, 2022 (page 75).  The Executive Summary section in our Form 10-Qs filed during fiscal 2023 also include discussion of the retention bonus and related amounts accrued during the period presented.

Management determined that excluding the cost associated with the retention bonus from adjusted EBITDA, adjusted net income and adjusted earnings per share was appropriate and compliant with Item 10(e) of Regulation S-K and with the guidance given in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosures Interpretations.  The program was a one-time program, limited in duration and limited in scope of employees, implemented specifically to address an issue caused by the unprecedented COVID-19 pandemic.  The Company has never before instituted such a retention bonus program.  The retention bonus program ended on June 30, 2023, and there are no plans by management to extend this program or implement any similar programs.  It is also important to note that the Company has excluded other one-time, pandemic-related transactions from adjusted EBITDA, adjusted net income and adjusted earnings per share including $80.2 million of income the Company recognized in conjunction with a CARES Act grant received in 2020.

If a member of the Staff has any questions concerning this matter or needs additional information, please feel free to contact Brian Judkins, Vice President, Secretary and Chief Legal Officer, or the undersigned at (513) 762-6690.

Very truly yours,

CHEMED CORPORATION

BY:	/s/ Michael D. Witzeman

Michael D. Witzeman

Vice President and Controller